CFO of InstaCare Corp. to Air in Live MN1 Interview

Wednesday April 18, 9:30 am ET

WESTLAKE VILLAGE, CA--(MARKET WIRE)--Apr 18, 2007 -- InstaCare Corp. (OTC BB:ISCR.OB - News) will be featured in an exclusive Market News First interview April 19, 2007 at 11:30 AM CDT. Chief Financial Officer, Keith Berman will talk with MN1 host Steve Kanaval on www.mn1.com about the Company's place in the medical market.

InstaCare offers a variety of unique products for medical care and management including diabetes monitoring systems, wound care and ostomy products and more. The Company's innovative technology includes a palm-sized computer allowing physicians to have patients' histories, medication and more at hand. ISCR employs a technology push business model, employing its technology to add value to the medical products it distributes.

During the interview Berman will highlight the Company's recent news and how it has strategically positioned itself for progression in the competitive medical marketplace. Berman will also talk about the Company's financials and reports for fiscal year ended Dec. 31, 2006. Through strategic marketing and sales, InstaCare reported a 242 increase in revenue.

To learn more about InstaCare and its investment opportunities, log on to www.mn1.com on April 19, 2007 at 11:30 CDT.

About InstaCare Corp.

InstaCare Corp. is an emerging fulfillment provider of prescription drugs, diagnostics and specialty medical supplies through several profitable and opportunity laden medical distribution channels. The company is also a leading provider of Internet-enhanced PDA devices applicable to healthcare, lodging, and satellite rebroadcast industries. Its proprietary MD@Hand and ResidenceWare technologies which manage critical data, enhance productivity and e-commerce, and facilitate communication with applications in the healthcare, apartment, and hotel/motel industries.

About MN1.com

Market News First is an online, market news provider that brings investors current news on the market. Market News First is the only online, live IPTV web site that brings real market news to investors and features live interaction with companies from the Bulletin Board to NYSE.

Through daily, live interviews, we bring you up to date on all the established companies and inform the investors of the newest opportunities within the market. Market News First offers one-on-one interviews with the presidents and CFOs of companies to deliver answers to the questions that investors may ask and provides them insight into the companies' present condition and future plans.

Contact:

Contact:
Angela Junell
214-461-3411
ajunell@mercantileascendency.com